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                                                                    EXHIBIT 99-2

FINAL                                                      FOR IMMEDIATE RELEASE
                                                           CONTACT:
                                                           CURTIS J. ZAMEC
                                                               OR
                                                           Bill W. Forsberg
                                                           (708) 865-1600



        WILBERT'S NEW CHAIRMAN RESPONDS TO YORK'S ADOPTION OF POISON PILL


         CHICAGO - October 3 2000 - Curtis J. Zamec, the newly-minted chairman and chief executive officer of Wilbert(R), Inc., today expressed his company's disappointment with The York Group's board of directors' decision to adopt a "shareholder rights plan" in response to Wilbert's recent stock purchases. Wilbert indicated in its latest 13-D filing on September 20, 2000 that it had acquired 1,046,400 shares or approximately 11.3% of The York Group and expects to continue purchasing stock.
         Mr. Zamec stated, "The action taken by York's board on September 27, 2000 appears to be aimed at limiting our ability to make further purchases without incurring extreme dilution of our ownership interest. We fail to see how disenfranchising the company's largest shareholder is in the best interest of either York or its many shareholders, employees, customers, vendors and distributors."
         Mr. Crawfords September 27th press release stated that, "the rights are designed to protect and maximize the value of shareholders' interest in York." However, Mr. Zamec noted, that on the first day following the announcement York's stock dropped 9.4%. "As a result we believe the negative reaction to York's announcement is a clear message from investors that York's board is only further entrenching themselves with no consideration for any other stakeholders."
         Further,York's September 27, 2000 news release indicated the shareholder rights plan would allow the company to "complete refinancing of its indebtedness without distraction."

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         "Wilbert's substantial resources give us the ability to assist York with its refinancing efforts," commented Zamec. "In our estimation, it doesn't make any sense for York's board to basically turn their back on a potential source of financial support at this critical time. Consequently, Wilbert, Inc. has requested that York's board of directors both reverse its poison pill action and remove all obstacles to Wilbert's further purchases of York stock."


ABOUT CURTIS J. ZAMEC

         Curtis J. Zamec, chairman and chief executive officer of Wilbert, Inc., originally joined the Wilbert family of companies when he was hired by Thermoform Plastics, Inc. (a subsidiary of Wilbert, Inc.) in 1985 as vice president of operations, responsible for the manufacturing and sales departments. He was subsequently promoted to executive vice president and general manager, then president. Under Mr. Zamec's direction, Thermoform Plastics, Inc. grew from $21 million in revenues to $52 million in revenues. During 1997, the Wilbert, Inc. board of directors voted to bring Mr. Zamec to Wilbert, Inc. to serve as president and chief executive officer. Mr. Zamec was elected chairman at Wilbert, Inc.'s annual shareholders' meeting in Tucson, Arizona this past September. This marks the first time in Wilberts' 107-year history that a Wilbert non-licensee was elected to the office of Chairman.
          In addition to spearheading record financial performance, Mr. Zamec has also streamlined communications and cooperation between the parent company and its subsidiaries, and has been a strong supporter of employees and their rights.



                                     -more-


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ABOUT WILBERT, INC.

         Founded in 1893, Wilbert Inc. is the privately held holding company of Wilbert Funeral Services, Inc. (WFSI), Thermoform Plastics Inc. (TPI) and American Industrial Technologies, Inc. (Ameritek-AIT). WFSI is the leading single-source supplier of burial vaults and cremation-related products and services to over 22,000 funeral homes, cemeteries and crematories in North America. With over 250 manufacturing, warehousing and distribution locations in the United States and Canada, WFSI is the largest concrete burial vault manufacturer in the world. Thermoform, one of the largest custom-thermoforming manufacturers in the nation, specializes in manufacturing large parts for the agricultural, heavy truck and recreational industries, and also supplies WFSI with liners used in burial vaults. Ameritek is a leading producer of laminating and specialty adhesives, rust-inhibiting coatings, sealants and adhesives for many industries, as well as for burial vault products.


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